Exhibit 7.1
Umberto P. Fedeli
President

March 21, 2007
Board of Directors
c/o John R. Male
Chairman & CEO
Park View Federal Savings Bank
30000 Aurora Road
Solon, OH 44139
Dear Members of the Board,
The purpose of this letter is to formally request that the Board of Directors of PVF Capital Corp. approve any purchase of shares by me which would result in my becoming an “interested shareholder” as defined in Chapter 1704 of the Ohio Revised Code.
I currently hold 6% of the common shares of PVF and am contemplating continued purchases of shares that would result in my ownership interest increasing to in excess of 10% of the outstanding shares. I am prepared to file necessary documentation with the appropriate bank regulatory authorities relating to my proposed increase in ownership upon the board’s agreement that any purchases in excess of 10% would not make me an “interested shareholder.” I am also willing to engage in discussions with PVF which would allow me to significantly increase my ownership.
I believe that your approval of this matter would be in the best interest of shareholders. I look forward to a favorable response.
Warm personal regards,
/s/ Umberto P. Fedeli

UPF/dh
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